Consolidated Financial Statements
(Expressed in United States dollars)

YUKON-NEVADA GOLD CORP.

For the three months ended March 31, 2010 and 2009

The interim consolidated financial statements for the
three months ended March 31, 2010 has not been
reviewed by an independent accountant.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yukon-Nevada Gold Corp. (the Company) have been prepared by management in accordance with generally accepted accounting principles (GAAP) in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

These interim unaudited consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

YUKON-NEVADA GOLD CORP.
Consolidated Balance Sheets
(Unaudited)

(In thousands of US dollars)

	March 31,	December 31,
	2010	2009
		(Audited)
Assets
Current assets:
Cash and cash equivalents	$2,107	$185
Accounts receivable and prepaid expenses	4,820	4,549
Inventories (note 4)	7,582	9,930
Future income taxes	895	895
	15,404	15,559
Restricted funds (note 5)	29,317	29,175
Property, plant and equipment (note 6)	87,879	89,270
Mineral properties (note 7)	62,233	60,526
Other assets	900	911

	$195,733	$195,441

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$40,417	$39,564
Deferred revenue	4,838	4,838
	45,255	44,402
Other long-term liabilities	50	50
Asset retirement obligations	36,732	35,907
Future income taxes (note 9)	15,904	15,372
	97,941	95,731
Shareholders' equity (note 10)
Share capital	232,805	227,075
Warrants	61,229	17,737
Contributed surplus	10,755	10,489
Accumulated other comprehensive income	2,273	2,273
Deficit	(209,270)	(157,864)
	97,792	99,710

Going concern (note 1)
Commitments and contingencies (note 12)
Subsequent event (note 13)
	$195,733	$195,441

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Robert Baldock”	Director	“Graham Dickson”	Director

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(In thousands of US dollars, except for share and per share amounts)

Three months ended March 31, 2010 and 2009

	2010	2009

Gold sales	$10,158	$-
Cost of gold sold	13,473	68
Gross margin – mining operations	(3,315)	(68)
Temporary shutdown costs (note 3)	-	2,452
Depreciation, depletion, and amortization	1,289	1,495
Accretion	719	718
Loss from mine operations	(5,323)	(4,733)
General and administration	1,006	826
Stock–based compensation (note 10(d))	226	-
Loss from operations	(6,555)	(5,559)
Other (loss) income:
Interest and other income	98	81
Foreign exchange gain (loss)	(740)	342
Interest expense and financing expense	(44,209)	-
	(44,851)	423
Loss before income taxes	(51,406)	(5,136)
Income tax (expense) recovery
Future		(87)
Loss and comprehensive loss for the period	$(51,406)	$(5,223)

Loss per share – basic and diluted	$(0.09)	$(0.02)
Weighted average number of shares outstanding (basic and diluted)	578,796,391	283,190,985

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Shareholders’ Equity
(Unaudited)

(In thousands of US dollars, except number of common shares)

	Common shares
	Shares (000's)	Amount	Warrants	Contributed surplus	Accumulated comprehensive income	Deficit	Total

Balance at January 1, 2009	272,655	$206,778	$19,107	$8,694	$2,273	$(115,204)	$121,648
Issued on private placement (note 10(b)(ii)- (v),(c))	90,383	3,686	2,854				6,540
Share issue costs (note 10(b)(ii)-(v),(c))	1,800	111	34	(80)			65
Exercise of warrants (note 10(c))	225,883	21,881	(3,603)				18,278
Expiry of warrants (note 10(c))			(655)	655			-
Exercise of options (note 10(d))	120	30		(13)			17
Flow through share renunciation	–	(5,411)					(5,411)
Stockbased compensation (note 10(d))	–			1,233			1,233
Loss for the year	–					(42,660)	(42,660)
Other	5						-
Balance at December 31, 2009	590,846	227,075	17,737	10,489	2,273	(157,864)	99,710
Issued on private placement (note 10(b)(i),(c))	22,727	4,807					4,807
Exercise of warrants (note 10(c))	11,000	880	(140)				740
Exercise of options (note 10(d))	145	36		(15)			21
Issue of inducement warrants (note 10(c)(i))	–		43,632				43,632
Stockbased compensation (note 10(d))	–			281			281
Loss for the year	–					(51,406)	(51,406)
Other	33	7					7
Balance at March 31, 2010	624,751	$232,805	$61,229	$10,755	$2,273	$(209,270)	$97,792

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(In thousands of US dollars)

Three months ended March 31, 2010 and 2009

	2010	2009

Cash provided by (used in):
Operations
Net loss for the period	$(51,406)	$(5,223)
Items not affecting cash:
Depreciation, depletion, and amortization	1,289	1,495
Accretion	719	718
Stock-based compensation	281	-
Loss (gain) on disposal of asset	-	188
Inducement warrants issued	43,632	-
Unrealized foreign exchange gain	877	(301)
	(4,608)	(3,123)
Change in non cash working capital (note 11)	2,702	2,163
Cash used in operating activities	(1,906)	(960)
Investing
Restricted funds	(35)	(145)
Mineral property expenditures	(1,626)	(395)
Property, plant and equipment expenditures	(72)	(106)
Proceeds from sale of assets	-	112
Cash used in investing activities	(1,733)	(534)

Financing
Notes payable and capital leases	(7)	(22)
Common shares issued for cash	4,807	1,237
Common shares issued upon exercise of warrants	740	-
Common shares issued upon exercise of stock options	21	-
Cash used in financing activities	5,561	1,215
Decrease in cash and cash equivalents	1,922	(279)
Cash and cash equivalents, beginning of the period	185	1,106
Cash and cash equivalents, end of the period	$2,107	$827

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2010 and 2009

1.	Going Concern:

Yukon-Nevada Gold Corp.’s (the Company) business is gold mining and related activities, including exploration, development, extraction, processing and reclamation. Gold has been produced in Nevada, USA (Jerritt Canyon) and gold exploration activities are being carried out in Nevada, USA (Jerritt Canyon) and the Yukon Territory, Canada (Ketza River and Silver Valley).

For properties other than the producing mine at Jerritt Canyon, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for these mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

During the third quarter of 2008 the Company determined that under current conditions the Jerritt Canyon mine was not economic, and the mine was shutdown on August 8, 2008. Subsequent to the mine closure, the Company began work on addressing a number of key operational issues that had previously caused the mine to operate at a loss plus issues related to the stop order issued by the Nevada Division of Environmental Protection

(“NDEP”) in the first quarter of 2008 in order to receive permission to restart the milling operations. These issues included bringing the evaporation pond into operational use and beginning the drawdown of the tailings pond, finalizing engineering design plans of a new mercury emissions system, and the cleanup of waste materials onsite. The Company addressed all of these requirements and received approval from the NDEP to restart milling operations on March 25, 2009, with the requirement that the new mercury emissions system as proposed would be completed by May 31, 2009.

On May 30, 2009, the roaster circuits at Jerritt Canyon were once again shut down as delays in receiving critical components of the new mercury emissions system resulted in the Company being unable to meet the May 30, 2009 installation date. The system was completed in July 2009 and in October 2009 the Company obtained a consent decree to allow for the restart of the Jerritt Canyon facility from the Attorney General representing the NDEP.

Upon recommencement of operations, the Company continued to mill the remaining stockpiles on site as well as pursue toll milling opportunities at the Jerritt Canyon site. Additional financing is required in order to fund further development of the Jerritt Canyon mines and enable a return to mining once the necessary infrastructure work has been completed. Management is currently pursuing financing alternatives and believes it will be able to secure the required financing in the near future. Should such financing be obtained, Management believes that the remaining property, plant, and equipment costs can be fully recovered through a combination of toll milling and a return to mining.

At March 31, 2010 the Company had a working capital deficiency of $29.9 million. These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The conditions described in the preceding paragraphs raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern and recover it’s investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, achieve profitability or positive cash flows. If the

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2010 and 2009

Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

2.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles following the same accounting policies and methods of application used in the Company’s audited consolidated financial statements as at and for the year ended

December 31, 2009, except for the new accounting policies adopted subsequent to that date, as discussed below. These unaudited interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, they should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

(a)	Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated. The subsidiaries and joint ventures along with percentage of ownership as at March 31, 2010 are:

Ketza River Holdings Ltd. (Yukon)	100%
YGC Resources Arizona Inc. (Arizona)	100%
Queenstake Resources Ltd. (British Columbia)	100%
Queenstake Resources U.S.A. Inc. (Delaware)	100%
Castle Exploration Inc. (Colorado)	100%
Yukon-Shaanxi Mining Company - Joint Venture (Yukon)	37.5%

(b)	International Financial Reporting Standards

In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use IFRS, which will replace existing Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. As a result, the Company has developed a plan to convert its consolidated financial statements to IFRS and will commence reporting on an IFRS basis in the quarter ended March 31, 2011 with comparative 2010 data on an IFRS basis as required. The adoption of IFRS will have a significant impact on property, plant and equipment, asset retirement obligation, provisions and accumulated other comprehensive income.

3.	Temporary Suspension of Jerritt Canyon Operations

On August 8, 2008 the Company announced the suspension of underground mining activity at the Jerritt Canyon property, with a suspension of the milling operations occurring the following week. The mill was shut down temporarily with plans to recommence processing available stockpiles in 2009 and continue to pursue toll milling opportunities and financing to continue mining activities. The mill resumed operations on March 29, 2009 and continued operations until May 30, 2009, when it was shutdown again due delays in the fabrication of certain

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2010 and 2009

fiberglass ductwork required in the construction of the new mercury emission control system. The operations recommenced again in October 20, 2009 after coming to an agreement with the NDEP in the form of a Consent Decree (note 1). In the first quarter of 2009, expenses incurred during the shutdown of the mill, other than normal course operating costs of $0.1 million, have been included in temporary shutdown costs.

4.	Inventories:

	March 31,	December 31,
	2010	2009

Finished goods	$47	$1,316
Stockpiled ore	388	-
Purchased ore	2,948	5,340
Work in progress	1,677	558
Materials and supplies	2,522	2,716
	$7,582	$9,930

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA.

Included in cost of gold sold and depreciation, depletion and amortization expense on the statement of loss are total inventory related costs of $2.5 million (December 31, 2009 – $0.6 million) and $(0.1) million (December 31, 2008 – $0.3 million), respectively. As at March 31, 2010, there is no net realizable value adjustment (December 31, 2009 - $0.4 million).

5.	Restricted funds:

	March 31,	December 31,
	2010	2009
AIG commutation account (i)	$25,615	$25,580
Water use license letter of credit (iii)	3,039	2,940
Workmens' compensation self-insurance	431	431
Cash pledged as security for letters of credit	232	224
	$29,317	$29,175

(i)

The Company purchased from American Insurance Group (AIG) an environmental risk transfer program (the “ERTP”). As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations. During the first quarter of 2010, the Company earned minimal (2009 - $0.1 million) interest from the commutation account.

(ii)	The Yukon Territorial Government has a letter of credit with the Company for C$3.1 million to secure payment of potential reclamation work relating to the Ketza River project.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2010 and 2009

6.	Property, plant and equipment:

Property, plant and equipment comprise:

	March 31, 2010			December 31, 2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Jerritt Canyon mine, USA	$105,757	$18,401	$87,356	$105,685	$17,032	$88,653
Ketza River project, Canada	1,642	1,206	436	1,642	1,126	516
Corporate and other, Canada	239	152	87	239	138	101
	$107,638	$19,759	$87,879	$107,566	$18,296	$89,270

The continuity of property, plant and equipment is as follows:

	March 31, 2010			December 31, 2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Opening, January 1	$107,566	$18,296	$89,270	$105,763	$11,913	$93,850
Addtions	72	n/a	72	2,629	n/a	2,629
Depreciation	n/a	1,463	(1,463)	n/a	6,425	(6,425)
Write-downs	-	-	-	(772)	(42)	(730)
Reclass	-	-	-	(54)	-	(54)
Closing, December 31	$107,638	$19,759	$87,879	$107,566	$18,296	$89,270

7.	Mineral properties:

	December 31,		March 31,
	2009	Additions	2010

Ketza River project, Canada (b)	$58,093	$1,550	$59,643
Silver Valley project, Canada (b)	1,508	157	1,665
Arizona project, USA (c)	591	-	591
Yukon-Shaanxi project, Canada (d)	327	-	327
Other Yukon and BC projects, Canada (e), (f)	7	-	7
	$60,526	$1,707	$62,233

a)	Jerritt Canyon, Nevada:

The Company has a 100% interest in the Jerritt Canyon property which consists of two gold producing mines, the SSX-Steer complex and the Smith mine. The carrying value of Jerritt Canyon is nil at March 31, 2010 and December 31, 2009 due to a $69.4 million impairment charge on Jerritt Canyon mineral properties recorded in 2008 when the operations were shutdown.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2010 and 2009

(b)	Yukon properties:

	(i)	Ketza River properties, Yukon:

The Company has a 100% interest of the Ketza River property including 308 mining claims and leases, a mill and all associated equipment. The focus of the Ketza River property is gold.

	(ii)	Silver Valley, Yukon:

The Company has a 100% interest in 114 claims and an option to acquire an additional 6 claims from an Optionor.

(c)	Silver Bar, Arizona:

The Company has a 100% interest in 55 claims in Pinal County, Arizona. The focus of exploration of this property will be gold and copper.

(d)	Greenwood properties:

The Company owns a 75% interest in 31 claims in the Greenwood Mining District in south east British Columbia which are subject to a 2% net smelter returns royalty. The remaining 25% interest in this gold property is owned by Intrepid Minerals Corporation. This property was written down to a nominal amount in 2005.

(e)	Other Yukon Base Metals properties:

	(i)	Money property:

The Company has a 100% interest in 46 claims on this gold, silver and copper property located in south central Yukon. The Company entered into an option agreement with Yukon Zinc Corporation (Yukon Zinc) in August 2005 which allows Yukon Zinc to acquire a 25% interest in the property by making cash payments to the Company of C$40,000 over a five year period and incurring C$150,000 of exploration expenditures over that period. Upon exercise of the initial option, Yukon Zinc will have an additional option to acquire an additional 26% interest in the property by paying the Company C$25,000 in cash or shares upon giving notice of its intent to pursue the additional option and undertaking an additional C$500,000 of exploration expenditures over two years from date of election of the additional option.

	(ii)	Wolf property:

The Company has a 34.42% joint venture interest in 18 claims in this zinc, lead and silver property in south central Yukon. Atna Resources Ltd. owns the remaining 65.58% interest.

	(iii)	Bay property:

The Company staked 36 claims near Watson Lake, Yukon Territory during 2006. These claims are adjacent to claims held by an unrelated third party. The focus of this property, based on preliminary historical geological work, will be silver.

These properties have nominal carrying values.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2010 and 2009

8.	Related party transactions:

During the three months ended March 31, 2010, the Company was charged a total of C$0.1 million (2009 - C$0.1 million) in legal fees by a law firm for general corporate services in which the corporate secretary of the Company is a partner. The amount owing at March 31, 2010 is C$0.2 million. A portion of these fees are included in share issue costs with the remainder included under general and administrative expenses.

In the three months ended March 31, 2010, the Company was charged a total C$0.4 million by a Company owned by a director of the Company, for the management of the Yukon properties. The amount owing at March 31, 2010 was C$1.3 million. As well, the Company was charged for metallurgical and geological services provided by a director of the Company in 2009 and the amount remaining owing at March 31, 2010 is C$2.5 million.

9.	Income taxes:

March 31, 2010
Future income tax liability, opening	$15,372
Renunciation of qualifying eligible expenditures under Canadian flow-through share program	-
Impact of foreign exchange on Canadian dollar future income tax liability	532
Future income tax liability, closing	$15,904

10.	Share capital:

	(a)	Authorized share capital consists of an unlimited number of common shares

	(b)	Common shares issued and outstanding:

(i)

On March 26, 2010 the Company closed its $4.8 million non-brokered private placement for a total of 22.7 million common shares at a price of $0.22 per Share. There was no finder's or commission fee payable on the private placement. In accordance with securities legislation currently in effect, the Shares will be subject to "hold period" of four months plus one day expiring on July 27, 2010.

(ii)

On December 1, 2009, the Company closed a non-brokered private placement for a total of 10.0 million units (the "Units") at a price of C$0.10 per Unit for proceeds of $0.9 million. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 18 months of closing of the private placement.

(iii)

In August 2009 the Company closed two non-brokered private placements for a total of 41.1 million units (the "Units") at a price of C$0.10 per Unit. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 30 months of closing of the private placement.

(iv)

On April 24, 2009 the Company closed a non-brokered private placement for a total of 12.0 million units (the "Units") at a price of C$0.06 per Unit for proceeds of $0.6 million. In addition, a finder's fee of 0.4 million units was paid on the private placement. Each Unit consisted of one common share and one

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2010 and 2009

share purchase warrant exercisable to purchase one additional common share at a price of C$0.08 per share within 24 months of closing of the private placement.

(v)	On February 27, 2009 the Company closed two non-brokered private placement as follows:

10.0 million units ("Unit 2") were issued at a price of C$0.05 per Unit 2 for proceeds of $0.4 million. Each Unit 2 consists of one common share (a "Share") and two series of Share purchase warrants. The first warrant (the "Series "A" Warrant") can be exercised to purchase one additional Share (the ""A" Warrant Share") at a price of C$0.07 per share within 12 months of closing of the private placement and the second warrant (the "Series "B" Warrant") can be exercised to purchase one additional Share (the ""B" Warrant Share") at a price of C$0.09 per share within 18 months of closing of the private placement. In accordance with securities legislation currently in effect, the Shares, the "A" Warrants, the "B" Warrants, the "A" Warrant Shares and the "B" Warrant Shares will be subject to "hold period" of four months plus one day. In addition, 1.0 million units were issued as a finder's fee in connection with the private placement which consists of one common share and one Series A warrant.

17.3 million units ("Unit 1") were issued at a price of C$0.06 per Unit 1 for proceeds of $0.8 million. In addition, 0.4 million Unit 1 units were issued as a finder's fee in connection with the private placement. Each Unit 1 consists of one common share (a "Share") and one Share purchase warrant (the "Warrant"). The Warrant can be exercised to purchase one additional Share (the "Warrant Share") at a price of C$0.08 within 24 months of closing of the private placement. In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to a "hold period" of four months plus one day.

(c)	Warrants:

Where the warrants are issued as part of a unit comprised of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair value. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black Scholes pricing model. Where the warrant is issued and not attached to a common share, they are valued using the Black Scholes pricing model.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2010 and 2009

The following are shareholder warrants outstanding as of December 31, 2009:

			Warrants (in thousands)

		Exercise	December		Exercised/	December	Carrying
Expiry date	Note	price (C$)	31, 2008	Issued	expired	31, 2009	value
January 16, 2009		$1.80	1,000	-	(1,000)	-	$-
April 12, 2010		5.50	2,851	-	-	2,851	1,172
June 20,2012		3.00	21,426	-	-	21,426	15,282
December 17, 2009		0.07	87,200	-	(87,200)	-	-
June 17, 2010		0.09	87,200	-	(85,200)	2,000	21
February 25, 2011	10 (b)(v)	0.08	-	17,733	(17,333)	400	8
February 24, 2010	10 (b)(v)	0.07	-	11,000	-	11,000	140
August 24, 2010	10 (b)(v)	0.09	-	10,000	-	10,000	118
April 24, 2011	10 (b)(iv)	0.08	-	12,400	(5,600)	6,800	150
February 7, 2012	10 (b)(iii)	0.125	-	18,830	(10,000)	8,830	334
February 28, 2012	10 (b)(iii)	0.125	-	22,220	(20,550)	1,670	61
June 1, 2011	10 (b)(ii)	0.125	-	10,000	-	10,000	451
			199,677	102,183	(226,883)	74,977	$17,737

The following are shareholder warrants outstanding as of March 31, 2010:

		Exercise	December		Exercised/	March 31,	Carrying
Expiry date	Note	price (C$)	31, 2009	Issued	expired	2010	value
April 12, 2010		$5.50	2,851	-		2,851	$1,172
June 20,2012		3.00	21,426	-	-	21,426	15,282
June 17, 2010		0.09	2,000	-	-	2,000	21
February 25, 2011	10 (b)(v)	0.08	400	-	-	400	8
February 24, 2010	10 (b)(v)	0.07	11,000	-	(11,000)	-	-
August 24, 2010	10 (b)(v)	0.09	10,000	-	-	10,000	118
April 24, 2011	10 (b)(iv)	0.08	6,800	-	-	6,800	150
February 7, 2012	10 (b)(iii)	0.125	8,830	-	-	8,830	334
February 28, 2012	10 (b)(iii)	0.125	1,670	-	-	1,670	61
June 1, 2011	10 (b)(ii)	0.125	10,000	-	-	10,000	451
January 12, 2012	(i)	0.320	-	170,400	-	170,400	38,728
January 12, 2012	(i)	0.129	-	10,000	-	10,000	2,513
January 12, 2012	(i)	0.260	-	10,250	-	10,250	2,391
			74,977	190,650	(11,000)	254,627	$61,229

(i)

On January 12, 2010, the Company’s shareholders approved the issuance of up to 190.7 million inducement warrants for the early exercise of 200.9 million existing warrants that expired on December 17, 2009, June 17, 2010, February 6, 2012 and February 12, 2010. All but 11,000 of the warrants exercised were exercised in December 2009. In the first quarter of 2009 $43.6 million was expensed related to the issue of these warrants.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2010 and 2009

(d)	Stock options:

The Company has a stock option plan (the Plan) in place under which the Board of Directors may grant options to acquire common share of the Company to directors, employees and service providers. Under the terms of the Plan, the number of securities issuable to insiders, at any time under security based agreements, cannot exceed 10% of the issued and outstanding securities.

Under the fair value method, the total fair value of the stock based compensation recognized was $0.3 million for the three months ended March 31, 2010. A portion of this is included in operations and in mineral properties (cost allocated to fair value of options granted to Ketza River contractors). There was no stock base compensation recognized in the three months ended March 31, 2009. Vesting terms for 16.0 million of the 22.3 million options granted in the first quarter of 2010 are to be determined by the Compensation Committee in the second quarter of 2010, and therefore not amounts have been recognized in earnings for these options. The fair value of these 16.0 million options is C$3.3 million.

The options outstanding at March 31, 2010 are as follows:

	Options	Weighted average
	outstanding	exercise price
	(000's)	(C$/option)
At January 1, 2009	8,869	1.71
Granted	21,585	0.15
Exercised	(120)	0.15
Expired	(4,297)	1.41
At December 31, 2009	26,037	0.40
Granted	22,275	0.32
Exercised	(145)	0.15
Expired	(125)	0.69
At March 31, 2010	48,042	0.36

		Outstanding			Vested
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Options	exercise	remaining	Options	exercise	remaining
Exercise Price	outstanding	price	contractual	outstanding	price	contractual
(C$)	(000's)	(C$/option)	life (years)	(000's)	(C$/option)	life (years)
0.15-0.31	21,245	0.15	4.3	8,645	0.15	4.3
0.32-0.82	23,565	0.34	4.7	1,734	0.54	1.5
0.83-1.60	275	1.45	2.4	275	1.45	2.4
1.61-1.75	2,082	1.73	2.4	2,082	1.73	2.4
2.77-5.70	875	2.72	1.8	875	2.72	1.8
	48,042	0.36	4.3	13,611	0.64	3.4

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2010 and 2009

11.	Supplemental information:

Net change in non-cash working capital comprise of:

	March 31,	March 31,
	2010	2009

Accounts receivable and prepaid expenses	$(205)	$379
Inventories	2,452	(253)
Accounts payable and accrued liabilities	455	2,037
	$2,702	$2,163

12.	Commitments and contingencies:

	a)	Commitments:

The Company received advance payments of $4.8 million for gold to be delivered at a series of future dates. Once the revenue recognition criteria have been met this deferred revenue will be recognized as gold sales. In conjunction with the receipt of advance payment on gold sales the Company committed to the delivery of 6,508 ounces as follows:

Contract price
Ounces sold	(per ounce)
1,000	$850
2,650	750
2,858	700
6,508	$743

Each contract has a specific penalty payment required for late delivery. For the first contract, this penalty amounts to $0.03 million per month, whereas the latter two contracts contain penalties of $0.08 million per month. As of March 31, 2010, the Company has not delivered the ounces required under the contracts and has made penalty payments of $0.5 million to the counterparty in the first quarter of 2010.

(b)	Contingencies:

(i)

On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice representing the Environmental Protection Agency (EPA) alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility. The Company has responded to the allegations and has held discussions with the EPA on the matter in order to determine the nature of the violations, with further discussions upcoming in the second quarter. The final outcome and the extent of any liability is not yet determinable.

(ii)

On June 10, 2009 Queenstake Resources USA Inc. (“Queenstake”), a subsidiary of the Company filed a complaint in the Fourth Judicial District Court, State of Nevada, against the former mill operator, Golden Eagle International Inc. (“GEII”), stating that GEII had not operated the mill in a workmanlike manner and at a level consistent with industry standards, resulting in a loss of revenues to Queenstake. The Company, through its subsidiary, is claiming damages, the ultimate amount of

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2010 and 2009

which is yet to be determined. Subsequently, GEII has filed an answer and counterclaim alleging that the Company had breached the mill operating agreement, resulting in loss of future revenues to GEII and loss of reputation. GEII is also claiming damages, the ultimate amount of which is yet to be determined.

(iii)

Queenstake has been named as a defendant in a class action lawsuit initiated by certain employees who were laid off in August 2008. The action is for an alleged violation of the Federal WARN Act, Employment Retirement Income Security Act, and State Labor Laws and to foreclose on labor liens not yet filed.

Queenstake intends to satisfy all outstanding legal obligations caused by the shut down in August 2008. When the mine closed the Company took steps to pay out these obligations from available cash at the time, which was half of the amount required under the Federal WARN Act. The Company has provided for what it believes to be the amount that remains due under the Federal WARN Act, Employment Retirement Income Security Act, and State Labor Law obligations. The Company and Queenstake will defend the class action from any and all unjustified claims where they believe there is no obligation. The class action lawsuit has not been certified by the courts.

13.	Subsequent event:

(a)

On April 28, 2010 the Company announced that it has negotiated a brokered private placement for gross proceeds of up to C$10,010,000 with Byron Capital Markets (the "Agent") in which the Agent will use its best efforts to sell up to 36,400,000 flow-through common shares at $0.275 per flow-through common share in the capital stock of the Company.

The Agent will receive a cash commission representing 7.5% of the gross proceeds of the sale of all but 6,550,000 (the "Excluded Shares") of the flow-through common shares. The Company will also issue share purchase warrants to the Agent on closing (the "Agent's Warrants") entitling the Agent to purchase additional common shares equal in number to 2.5% of aggregate number of flow-through common shares sold, less the Excluded Shares. The Agent's Warrants will entitle the Agent to purchase common shares at the price of $0.275 per common share for a period of 24 months following the closing. In accordance with securities legislation currently in effect, the Flow-through common shares will be subject to hold period of four months plus one day from the date of issuance of the aforesaid securities.

(b)

On April 1, 2010 the Company increased its investment in the joint venture Yukon-Shaanxi Mining Company to 41.7% from 37.5% by investing $1 million dollars in the Company. The investment was funded by a loan from its joint venture partner, Northwest Mining and Geology Group Co., Ltd. for Nonferrous Minerals (“NWME”). The joint venture holds a secured loan with Tagish Lake Gold, which owns the Skukum property. These funds will be used to fund a private placement in Tagish Lake Gold and also finance exploration and investment in the Skukum property. The Company continues to have the option to purchase further shares in the joint venture to regain its 50% interest originally owned.